UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------
                                    FORM 11-K
                               ------------------

                     ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


(Mark one)

[X]  ANNUAL report pursuant to Section 15(d) of the Securities Exchange Act of
     1934

     For Fiscal year ended December 31, 2004

                                       or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act (No fee required)

             For the transition period from _________ to ___________

Commission file number 001-10533


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       RIO TINTO AMERICA INC. SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

         Rio Tinto plc, 6 St. James's Square, London, SW1Y 4LD, England

          RIO TINTO AMERICA INC.
          SAVINGS PLAN

          FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

          AS OF DECEMBER 31, 2004 AND 2003 AND FOR THE YEAR
          ENDED DECEMBER 31, 2004

          TOGETHER WITH REPORTS OF INDEPENDENT REGISTERED PUBLIC
          ACCOUNTING FIRMS

                                                          RIO TINTO AMERICA INC.
                                                                    SAVINGS PLAN
                                                               Table of Contents

--------------------------------------------------------------------------------


                                                                            Page
                                                                            ----

Report of Independent Registered Public Accounting Firm (Tanner LC)            4

Report of Independent Registered Public Accounting Firm
  (PricewaterhouseCoopers LLP)                                                 5

Financial Statements:

     Statements of Assets Available for Benefits as of
       December 31, 2004 and 2003                                              6

     Statement of Changes in Assets Available for Benefits
       for the year ended December 31, 2004                                    7

     Notes to Financial Statements                                        8 - 15

Supplemental Schedule - Schedule H, Part IV, line 4i -

  Schedule of Assets (Held at End of Year) as of December 31, 2004       16 - 17


All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable to the Rio Tinto America Inc. Savings Plan.

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



The Rio Tinto America Inc. Savings Plan Investment Committee
  and the Rio Tinto America Inc. Benefits Committee
Rio Tinto America Inc. Savings Plan


We have audited the accompanying statement of assets available for benefits of the Rio Tinto America Inc. Savings Plan (the Plan) as of December 31, 2004 and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Rio Tinto America Inc. Savings Plan as of December 31, 2004, and the changes in assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit of the financial statements was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Tanner LC


Salt Lake City, Utah
February 22, 2006

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Participants and Administrator of the Rio Tinto America Inc. Savings Plan

         In our opinion, the accompanying statement of assets available for benefits presents fairly, in all material respects, the assets available for benefits of the Rio Tinto America Inc. Savings Plan (the "Plan") at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management. Our responsiblity is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Salt Lake City, Utah
September 23, 2005

                                             RIO TINTO AMERICA INC. SAVINGS PLAN
                                     STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

                                                           December 31,
--------------------------------------------------------------------------------

                                                     2004                2003
                                                --------------------------------
Assets

Investments (note 2)                             $399,342,069       $365,814,328
                                                --------------------------------

Receivables:
  Employee contributions                               23,887             42,809
  Employer contributions                               14,387             23,338
                                                --------------------------------

          Total receivables                            38,274             66,147
                                                --------------------------------

Assets available for benefits                    $399,380,343       $365,880,475
                                                ================================



--------------------------------------------------------------------------------
See accompanying notes to financial statements.

                                             RIO TINTO AMERICA INC. SAVINGS PLAN
                           STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

                                                    YEAR ENDED DECEMBER 31, 2004
--------------------------------------------------------------------------------

ADDITIONS TO ASSETS ATTRIBUTED TO:
  Transfer from the U.S. Borax Inc. 401(k) Plan for Hourly
     Employees                                                      $    286,993
                                                                    ------------

  Contributions:
    Employee                                                          19,026,033
    Employer                                                           9,943,511
                                                                    ------------

          Total contributions                                         28,969,544
                                                                    ------------

  Investment income:
    Net appreciation in fair value of investments                     24,729,306
    Interest and dividends                                             9,857,741
                                                                    ------------

          Total investment income                                     34,587,047
                                                                    ------------

          Total additions                                             63,843,584
                                                                    ------------

DEDUCTIONS FROM ASSETS ATTRIBUTED TO:
  Benefits paid to participants                                       30,343,694
  Administrative expenses                                                     22
                                                                    ------------

          Total deductions                                            30,343,716
                                                                    ------------

Increase in assets available for benefits                             33,499,868

ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                  365,880,475
                                                                    ------------

  End of year                                                       $399,380,343
                                                                    ============

--------------------------------------------------------------------------------

See accompanying notes to financial statements.

                                             RIO TINTO AMERICA INC. SAVINGS PLAN
                                                   NOTES TO FINANCIAL STATEMENTS


--------------------------------------------------------------------------------

1.   DESCRIPTION OF      The  following  brief  description  of  the  Rio  Tinto
     THE PLAN            America  Inc.  Savings  Plan (the Plan) is provided for
                         general information purposes only. Participants should refer to the plan document and summary plan description for more complete information.

                         GENERAL
                         The Plan is a defined contribution plan covering (1) all non-represented employees of Rio Tinto America, Inc. and its affiliates (collectively, the Company), as defined in the Plan document, and (2) employees covered by a collective bargaining agreement that provides for Plan participation. All eligible full-time employees of the Company can participate in the Plan immediately upon employment. Temporary and part-time employees are eligible after completing 1,000 hours of service during a 12-month period. Rio Tinto America, Inc. is an indirect wholly owned subsidiary of Rio Tinto plc (the Parent). The Plan was created effective January 1, 2003, by a merger of the Kennecott Savings and Investment Plan, the U.S. Borax Inc. Thrift Plan for Salaried Employees, and the Luzenac America, Inc. Investment Savings Plan. The Plan is intended to be a qualified retirement plan under the Internal Revenue Code (IRC) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

                         CONTRIBUTIONS
                         Each year, participants may elect under a salary reduction agreement to contribute to the Plan an amount not less than 1% and not more than 50% of their eligible compensation on a before-tax basis through payroll deductions. Contributions are limited by the IRC, which established a maximum contribution of $13,000 ($16,000 for participants over age 50) for the year ended December 31, 2004. Participants may also elect to make an after-tax contribution not less than 1% and not more than 50% of their eligible compensation. Total before-tax and after-tax contributions cannot exceed 50% of participants' eligible compensation. Participant contributions are recorded in the period during which the amounts are withheld from participant earnings. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

--------------------------------------------------------------------------------

                                             RIO TINTO AMERICA INC. SAVINGS PLAN
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED

--------------------------------------------------------------------------------

1.   DESCRIPTION OF      The Company matches the participants'  contributions to
     THE PLAN            the Plan at 100%, up to the first 6% of their  eligible
     Continued           compensation,  for all  locations  other  than  Luzenac
                         America,  Inc.  The Company  matches the  participants'
                         contributions to the Plan at 70%, up to the first 6% of
                         their eligible compensation,  for Luzenac America, Inc.
                         employees   other  than  the   following:   (1)  hourly
                         employees of Luzenac  America,  Inc. at the Three Forks
                         Mill who are  represented by the United  Cement,  Lime,
                         and  Allied  Workers'  Division  of  the  International
                         Brotherhood   of   Boilermakers   and  (a)   who   made
                         contributions  after August 1, 2003 and prior to August
                         1, 2005  received a match of 45%, up to the first 6% of
                         eligible compensation; and (b) made contributions after
                         August 1, 2005 received a match of 50%, up to the first
                         6% of eligible  compensation;  and (2) hourly employees
                         of Luzenac  America,  Inc. at the Windsor  Mine who are
                         represented  by the  United  Cement,  Lime,  and Allied
                         Workers' Division of the  International  Brotherhood of
                         Boilermakers  received a match of 25%,  up to the first
                         6% of eligible compensation. Matching contributions are
                         recorded   on  the   date   the   related   participant
                         contributions are withheld.

                         PARTICIPANT ACCOUNTS
                         Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, the Company's matching contribution, and an allocation of the Plan's earnings, and is charged with withdrawals and an allocation of the Plan's losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                         PARTICIPANT-DIRECTED OPTIONS FOR INVESTMENTS
                         Participants direct the investment of their contributions and the Company matching contributions into various investment options offered by the Plan. Investment options include a money market fund, common collective trusts, mutual funds, guaranteed investment contracts, synthetic guaranteed investment contracts and common stock of the Parent in the form of American Depository Receipts (ADRs).

--------------------------------------------------------------------------------

                                             RIO TINTO AMERICA INC. SAVINGS PLAN
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED

--------------------------------------------------------------------------------

1.   DESCRIPTION OF      VESTING
     THE PLAN            Participants   are   immediately    vested   in   their
     Continued           contributions and Company matching  contributions  plus
                         actual earnings thereon.

                         PAYMENT OF BENEFITS
                         On termination of service due to death, disability, or retirement, participants or their beneficiaries may elect to receive lump-sum distributions or annual, semi-annual, quarterly or monthly installments in amounts equal to the value of the participants' vested interests in their accounts. Under certain circumstances, participants may withdraw their contributions prior to the occurrence of these events.

                         TRANSFERS
                         Along with the Plan, the Company also sponsors other 401(k) plans that cover represented employees. If employees are changed from union to non-union status during the year, their account balances are transferred from the union plan to this Plan. For the year ended December 31, 2004, transfers from the U.S. Borax Inc. 401(k) Plan for Hourly Employees totaled $286,993.

                         FORFEITED ACCOUNTS
                         As of January 1, 2003, the effective date of the Rio Tinto America Inc. Savings Plan, there was a balance in the forfeiture account related to predecessor plans' non-vested participant account balances. These amounts may be used to reduce future Company contributions to the Plan. During the year ended December 31, 2004, the forfeiture account earned $3,407 and forfeitures utilized to reduce Company contributions totaled
                         $64,583. Under the Plan document, forfeiture amounts related to terminated participants are required to be held for five years after termination in the event that the individual is re-hired and becomes a participant again. If the employee becomes a participant within that five-year period, the service period resumes for vesting of the participant's account. If the five-year period expires, the forfeitures become available to reduce future Company contributions to the Plan. Additional forfeitures that became available for general use for the year ended December 31, 2004 totaled $32,799. As of December 31, 2004 and 2003, the balance in the forfeiture account was $32,460 and
                         $60,837,   respectively.

--------------------------------------------------------------------------------

                                             RIO TINTO AMERICA INC. SAVINGS PLAN
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED

--------------------------------------------------------------------------------

2.   SUMMARY OF          BASIS OF PRESENTATION
     SIGNIFICANT         The financial statements of the Plan have been prepared
     ACCOUNTING          on the accrual basis of accounting.
     POLICIES
                         USE OF ESTIMATES
                         The preparation of the Plan's financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the reported amounts of assets available for benefits at the date of the financial statements, the changes in assets available for benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements.
                         Actual results could differ from those estimates.

                         RISKS AND UNCERTAINTIES
                         The Plan provides for investments in securities that are exposed to various risks, such as interest rate, currency exchange rate, credit and overall market fluctuation. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

                         INVESTMENT VALUATION AND INCOME RECOGNITION
                         The Plan's investments are stated at fair value (generally quoted market price) except for its benefit-responsive guaranteed investment contracts, which are valued at contract value (see Note 6). Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at their outstanding balances, which approximate fair values.

                         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

                         The net appreciation (depreciation) in the fair value of investments which includes realized gains (losses) and unrealized appreciation (depreciation) on those investments is presented in the statement of changes in assets available for benefits of the Plan.
--------------------------------------------------------------------------------

                                             RIO TINTO AMERICA INC. SAVINGS PLAN
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED

--------------------------------------------------------------------------------
2.   SUMMARY OF          PAYMENTS OF BENEFITS
     SIGNIFICANT         Benefits payments are recorded when paid by the Plan.
     ACCOUNTING
     POLICIES            ADMINISTRATIVE EXPENSES
     Continued           The Company pays the majority of the costs and expenses
                         incurred in administering the Plan.

                         The Plan has several fund managers that manage the investments held by the Plan. During the year ended December 31, 2004, the Company paid all investment management fees related to the funds.

                         The investment management fees related to transaction costs associated with the purchase or sale of Rio Tinto plc ADRs are paid by the participants.

                         PARTICIPANT LOANS
                         Participants may borrow from the Plan up to a maximum of $50,000 or 50% of their account balances, whichever is less. Each loan is secured by the balance in the participant's account and bears interest at a rate commensurate with prevailing rates at the time funds are borrowed, as determined by the Plan Administrators. Loans originated during the year ended December 31, 2004 have interest rates set at prime plus one percent.


3.   PARTIES-IN-         Certain   Plan   investments   are  managed  by  Putnam
     INTEREST            Investments,   the  Plan  trustee,   therefore,   these
     TRANSACTIONS        transactions are exempt party-in-interest transactions.
                         Fees  paid  by  the  Plan  for  investment   management
                         services were included as a reduction of the return earned on each fund.

                         Transactions associated with Rio Tinto plc ADRs are considered exempt party-in-interest transactions because Rio Tinto plc is the parent of the Company. As of December 31, 2004 and 2003, the Plan held 139,657.081 and 131,144.968 shares, respectively, of common stock of Rio Tinto plc, with a cost basis of $10,620,880 and $9,050,396, respectively. During the year ended December 31, 2004, the Plan recorded dividend income of $365,587.

--------------------------------------------------------------------------------

                                             RIO TINTO AMERICA INC. SAVINGS PLAN
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED

--------------------------------------------------------------------------------

4.   INVESTMENTS         The Plan's investments that represented five percent or
                         more of the Plan's assets available for benefits as of December 31, 2004 and 2003 are as follows:

                                                             2004       2003
                                                         ----------------------

                         Putnam S&P 500 Index Fund       $31,574,647  29,624,988
                         Dodge and Cox Stock Fund         25,328,751  15,598,101
                         Putnam International Equity
                           Fund                           21,911,615  20,244,427
                         Putnam Fund for Growth
                           and Income                     34,634,858  34,564,952
                         Putnam New Opportunities Fund    32,924,760  32,551,173
                         Putnam Voyager Fund              29,928,356  32,506,709
                         Monumental Life Insurance
                           Company Synthetic GIC          52,444,261  50,023,093
                         State Street Bank Synthetic
                           GIC                            39,101,619  35,720,834

                         During the year ended December 31, 2004, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                           Mutual funds                              $20,403,473
                           Common stock                                1,266,189
                           Common collective trusts                    3,059,644
                                                                     -----------

                         Net appreciation in investments             $24,729,306
                                                                     ===========


5.  PLAN TERMINATION     Although it has not  expressed  any intention to do so,
                         the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

--------------------------------------------------------------------------------

                                             RIO TINTO AMERICA INC. SAVINGS PLAN
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED

--------------------------------------------------------------------------------

6.   GUARANTEED          The Plan's  guaranteed  investment  contracts  are in a
     INVESTMENT          stable value fund. The guaranteed  investment contracts
     CONTRACTS           are  fully  benefit-responsive  and  are stated at con-
                         tract value (which represents  contributions made under
                         the contract,  plus interest  earned,  less withdrawals
                         and administrative  expenses). The stable value fund is
                         invested in a money market  fund,  a common  collective
                         trust  (the  SEI   Stable   Asset   Fund),   guaranteed
                         investment  contracts  (GICs),  and synthetic GICs. The
                         synthetic  GICs are secured by underlying  fixed income
                         assets.  The average  crediting  interest  rates on the
                         investment contracts were 4.61% and 4.71% for the years
                         ended December 31, 2004 and 2003, respectively. Average
                         duration for all  investment  contracts  was 3.01 years
                         and  3.00  years  at   December   31,  2004  and  2003,
                         respectively. The average yield was 4.63% and 4.71% for
                         the   years   ended   December   31,   2004  and  2003,
                         respectively.   There  are  no  reserves   against  the
                         contract value for credit risk of the contracted issuer or otherwise.

                         The contract or crediting interest rates for certain stable value investment contracts are reset quarterly and are based on the market value of the portfolio of assets underlying these contracts. Inputs used to determine the crediting interest rates include each contract's portfolio market value, current yield-to-date maturity, duration and market value relative to contract value. With respect to interest rate resets, all contracts are guaranteed that the rates will not be negative.

                         A synthetic GIC provides for a guaranteed return on principal over a specified period of time through fully benefit-responsive wrap contracts issued by a third party which are backed by underlying assets. The portfolio of assets underlying the synthetic GICs has an overall AAA credit quality and includes mortgages, fixed income securities and United States treasury notes and bonds. These wrap contracts provide benefits withdrawals and investment exchanges at the full contract value of the synthetic contracts (principal plus accrued interest) notwithstanding the actual market value of the underlying investments (fair value plus accrued interest).


--------------------------------------------------------------------------------

                                             RIO TINTO AMERICA INC. SAVINGS PLAN
                                                   NOTES TO FINANCIAL STATEMENTS
                                                                       CONTINUED

--------------------------------------------------------------------------------

6.   GUARANTEED          Wrap contracts are designed to smooth out the impact of
     INVESTMENT          normal   market   fluctuations   associated   with  the
     CONTRACTS           performance  of the  underlying  investments.  The fair
     Continued           value  of  the  synthetic  GICs  was   $93,709,918  and
                         $88,937,537   as  of   December   31,  2004  and  2003,
                         respectively. The contract value of the synthetic GICs included $2,164,038 and $3,193,610 as of December 31, 2004 and 2003, respectively, attributable to the wrap contract providers representing the amounts by which the value of the contracts is less than the value of the underlying assets.

7.   INCOME TAX          The Plan does not have a determination  letter from the
     STATUS              Internal Revenue Service informing it that the Plan and
                         related  trust  are  designed  in  accordance  with the
                         applicable  requirements of the Internal  Revenue Code.
                         However,  the Plan  Administrator  and the Plan's legal
                         counsel believe that the Plan is currently designed and
                         being  operated  in  compliance   with  the  applicable
                         requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


--------------------------------------------------------------------------------

                                                                                                             RIO TINTO AMERICA INC.
                                                                                                                       SAVINGS PLAN
                                                                                        EMPLOYER IDENTIFICATION NUMBER:  11-3359689
                                                                                                                  PLAN NUMBER:  002
                                                                                                       SCHEDULE H, PART IV, LINE 4i
                                                                                           SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                                                                                  DECEMBER 31, 2004
-----------------------------------------------------------------------------------------------------------------------------------


  (a)                  (b)                                (c)                                         (d)             (e)
PARTY IN                                                                               NUMBER OF                    CURRENT
INTEREST       IDENTITY OF ISSUE                DESCRIPTION OF INVESTMENT                UNITS        COST           VALUE
----------   ---------------------    ----------------------------------------------  -----------   --------   -------------------
                                      MONEY MARKET FUND:
             Mellon Bank              Mellon Bank - STIF Account                        1,160,286      **        $  1,160,286
                                                                                                                 --------------

                                      COMMON COLLECTIVE TRUSTS:
             SEI Investments          SEI Stable Asset Fund                                            **          11,905,589
   *         Putnam                   Putnam S&P 500 Index Fund                         1,027,488      **          31,574,647
                                                                                                                 --------------
                                                Total Common Collective Trusts                                     43,480,236
                                                                                                                 --------------

                                      MUTUAL FUNDS:
             Managers                 Managers Special Equity Fund                        116,006      **          10,488,064
             Dreyfus                  Dreyfus Mid-Cap Value Fund                          438,823      **          14,239,808
             PIMCO                    PIMCO Total Return Fund                           1,484,117      **          15,835,529
             Morgan Stanley           MSDW Institutional International Equity Fund        404,428      **           8,488,945
             Dodge and Cox            Dodge and Cox Stock Fund                            194,507      **          25,328,751
             UAM Trust Company        UAM/ICM Small Company Fund                          303,967      **          11,155,604
   *         Putnam                   Putnam Asset Allocation:  Growth Fund               548,985      **           6,137,657
   *         Putnam                   Putnam Asset Allocation:  Balanced Fund             759,950      **           8,070,665
   *         Putnam                   Putnam Asset Allocation:  Conservative Fund         450,273      **           4,115,500
   *         Putnam                   Putnam International Equity Fund                    920,269      **          21,911,615
   *         Putnam                   Putnam Investors Fund                               716,055      **           9,122,541
   *         Putnam                   Putnam Fund for Growth and Income                 1,781,629      **          34,634,858
   *         Putnam                   Putnam New Opportunities Fund                       768,731      **          32,924,760
   *         Putnam                   Putnam Voyager Fund                               1,746,112      **          29,928,356
                                                                                                                 --------------
                                                Total Mutual Funds                                                232,382,653
                                                                                                                 --------------

                                      GUARANTEED INVESTMENT CONTRACTS:
             Monumental Life
               Insurance Company      GIC, due 6/15/05, 6.6%                                           **           1,768,676
             Pacific Mutual
               Insurance Company      GIC, due 6/15/05, 6.0%                                           **           1,661,075
                                                                                                                 --------------
                                                Total Guaranteed Investment Contracts                               3,429,751
                                                                                                                 --------------

*  denotes a party-in-interest as defined by ERISA
** not required as investments are participant directed

--------------------------------------------------------------------------------
See report of independent registered public accounting firm.

                                                                                                             RIO TINTO AMERICA INC.
                                                                                                                       SAVINGS PLAN
                                                                                        EMPLOYER IDENTIFICATION NUMBER:  11-3359689
                                                                                                                  PLAN NUMBER:  002
                                                                                                       SCHEDULE H, PART IV, LINE 4i
                                                                                           SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                                                                                                          CONTINUED
                                                                                                                  DECEMBER 31, 2004
-----------------------------------------------------------------------------------------------------------------------------------


  (a)                  (b)                                (c)                                         (d)             (e)
PARTY IN                                                                               NUMBER OF                    CURRENT
INTEREST       IDENTITY OF ISSUE                DESCRIPTION OF INVESTMENT                UNITS        COST           VALUE
----------   ---------------------    ----------------------------------------------  -----------   --------   -------------------
                                      SYNTHETIC GUARANTEED INVESTMENT CONTRACTS:
             Monumental Life          Synthetic GIC, Dwight Core Int Fund, no
               Insurance Company        specified maturity date, 4.8%                                  **      $    1,739,737
             Monumental Life          Synthetic GIC, Dwight Managed Target 2,
               Insurance Company        no specified maturity date, 4.8%                               **          28,261,328
             Monumental Life          Synthetic GIC, Dwight Managed Target 5,
               Insurance Company        no specified maturity date, 4.8%                               **          23,961,179
             Monumental Life          Wrap Contract                                                    **          (1,517,983)
               Insurance Company

             State Street Bank        Synthetic GIC, Dwight Core Int Fund, no
                                        specified maturity date, 4.87%                                 **          11,022,404
             State Street Bank        Synthetic GIC, Dwight Managed Target 2,
                                        no specified maturity date, 4.87%                              **          21,741,538
             State Street Bank        Synthetic GIC, Dwight Managed Target 5,
                                        no specified maturity date, 4.87%                              **           6,983,732
             State Street Bank        Wrap Contract                                                    **            (646,055)
                                                                                                                 --------------
                                                  Total Synthetic Guaranteed
                                                    Investment Contracts                                           91,545,880
                                                                                                                 --------------

                                      COMMON STOCK:
   *         Rio Tinto plc ADRs       Common Stock                                        139,657      **          16,648,521
                                                                                                                 --------------
             Putnam                   Pending Account                                                  **              41,170
                                                                                                                 --------------
             Various participants     Participant loans (maturing 2005 to 2031
                                        at interest rates ranging from 5.0% to
                                        10.5%)                                              1,182      **          10,653,572
                                                                                                                 --------------

                                                  Total Investments                                              $399,342,069
                                                                                                                 ==============

*  denotes a party-in-interest as defined by ERISA
** not required as investments are participant directed

--------------------------------------------------------------------------------
See report of independent registered public accounting firm.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                             RIO TINTO AMERICA INC. SAVINGS PLAN



                                             By: /s/ Robert S. Light
                                                --------------------------------
                                                Name:  Robert S. Light
                                                Title: Rio Tinto America Inc.
                                                       Director

Date:  April 25, 2006

Exhibit        Description
-------        -----------

23.1           Consent of Tanner LC

23.2           Consent of PricewaterhouseCoopers LLP